UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):     [ ] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K
                 [X] Form 10-QSB   [ ] Form N-SAR   [ ] Form N-CSR

                     For Period Ended: March 31, 2005

                      [   ] Transition Report on Form 10-KSB
                      [   ] Transition Report on Form 20-F
                      [   ] Transition Report on Form 11-K
                      [   ] Transition Report on Form 10-QSB
                      [   ] Transition Report on Form N-SAR

                      For the Transition Period Ended:_________________________

Read attached instruction sheet before preparing form. Please print or type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

BPK Resources, Inc.
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Full Name of Registrant

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Former Name if Applicable

264 Union Boulevard, First Floor
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Address of Principal Executive Office (Street and Number)

Totowa, NJ 07512
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City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As previously reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on March 7, 2005, the Company dismissed its independent accountant, LJ Soldinger Associates, LLC ("Soldinger"), on March 4, 2005 and, on March 4, 2005, engaged Malone & Bailey, P.C. ("Malone") as its new independent accountant.

The transition from Soldinger to Malone delayed the completion of the Company's financial statements and Annual Report on Form 10-KSB (the "Annual Report") for the fiscal year ended December 31, 2004 and, as a result, has delayed the completion of the Company's Quarterly Report on Form 10-QSB (the "Quarterly Report") for the fiscal quarter ended March 31, 2005. The Company believes that the Quarterly Report will be completed within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

 Christopher H. Giordano              (973)                       956-8400
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        (Name)                      (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its revenue, operating costs and other expenses for the fiscal quarter ended March 31, 2005 will each be significantly lower than the amounts reported for the fiscal quarter ended March 31, 2004. The decreases are due to certain restructuring transactions completed during 2004, including the sale of a number of the Company's interests in oil and gas projects in July 2004. A reasonable estimate of the actual results cannot be made at this time because the presentation and analysis of the Company's financial statements has not yet been completed.

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                               BPK Resources, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 17, 2005                       By:  /s/ Christopher H. Giordano
         ----------------                        -------------------------------
                                                 Christopher H. Giordano
                                                 Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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